UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The Procter & Gamble Commercial
                                        Company Employees' Savings Plan

Date: June 26, 2009

                                        By:   /s/ Jennifer J. Ting
                                              Jennifer J. Ting
                                             Secretary of the Master Savings Plan Committee

EXHIBIT INDEX

Exhibit No.

      23     Consent of Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees’ Savings Plan

Financial Statements as of and for the Years Ended
December 31, 2008 and December 31, 2007, Supplemental
Schedules as of and for the Year Ended
December 31, 2008, and Report of Independent
Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and December 31, 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and December 31, 2007	3

Notes to Financial Statements as of and for the Years Ended December 31, 2008 and December 31, 2007	4-8

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	9

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008	10

 NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Board of Trustees of
  The Procter & Gamble Commercial Company
  Employees’ Savings Plan
San Juan, Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Juan, Puerto Rico
June 23, 2009

Stamp No. 2419091
affixed to original.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-50273 on Form S-8 of our report dated June 23, 2009, relating to the financial statements and supplemental schedules of The Procter & Gamble Commercial Company Employees’ Savings Plan appearing in this Annual Report on Form 11-K of The Procter & Gamble Commercial Company Employees’ Savings Plan for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

San Juan, Puerto Rico
June 26, 2009

Stamp No. 2419092
affixed to original.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND DECEMBER 31, 2007

	2008	2007

ASSETS:

Investments — at fair value:
Participant-directed investments	$ 6,371,986	$ 8,234,288
Nonparticipant-directed investments —
The Procter & Gamble Company common stock	9,866,438	10,979,505

Total investments	16,238,424	19,213,793

LIABILITIES — Excess contributions payable	39,704	74,963

NET ASSETS AVAILABLE FOR BENEFITS	$ 16,198,720	$ 19,138,830

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

	2008	2007

ADDITIONS:
Contributions:
Participant contributions	$ 1,143,375	$ 1,137,042
Employer contributions	333,333	342,469

Total contributions	1,476,708	1,479,511

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(4,327,818)	1,429,900
Dividends	459,400	682,741
Interest	15,372	23,133

Net investment (loss) income	(3,853,046)	2,135,774

DEDUCTIONS — Benefits paid to participants	563,772	840,768

(DECREASE) INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS	(2,940,110)	2,774,517

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	19,138,830	16,364,313

End of year	$ 16,198,720	$ 19,138,830

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial, LLC (formerly The Procter & Gamble Commercial Company), Olay LLC (formerly Olay Company, Inc.), and Procter & Gamble Pharmaceuticals Puerto Rico LLC (formerly Procter & Gamble Pharmaceuticals Puerto Rico, Inc.) (collectively, the “Companies”). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico, have completed one year of service and be age twenty-one or older. The Procter & Gamble Master Savings Plan Committee controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 10 percent of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contributions and, (b) Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in The Procter & Gamble Company common stock. The Plan currently offers five mutual funds as investment options for participants.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Companies’ contributions plus actual earnings thereon are 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

Payment of Benefits — On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Note 1 - Description of the Plan (Continued)

Loans to Participants — Loans to participants are not permitted.

Forfeited Accounts — At December 31, 2008 and December 31, 2007, forfeited nonvested accounts totaled $20,473 and $18,830, respectively. These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2007, employers’ contributions were reduced by $2,000 from forfeited non-vested accounts.  No forfeited non-vested accounts were used to reduce employers’ contributions for the year ended December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investments in The Procter & Gamble Company and the J.M. Smucker Company common stock are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan unless paid by the Companies as provided in the Plan document.

Note 2 - Summary of Significant Accounting Policies (Continued)

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rico Internal Revenue Code of 1994 (PRIRC) limits. As of December 31, 2008 and December 31, 2007, net assets available for benefits included approximately $40,000 and $75,000, respectively, payable to certain active participants for excess deferral contributions. Excess contributions are recorded as benefit payments when distributed.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

		Fair Value Measurements at December 31, 2008, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Money Market Mutual Fund	$588,710	$	$	$588,710
International Equity Mutual Fund	587,018			587,018
US Equity Mutual Fund	2,731,696			2,731,696
US Fixed Income Mutual Fund	532,996			532,996
Balanced Mutual Fund	1,887,294			1,887,294
Common Stock	9,902,720			9,902,720
Time deposits	7,990			7,990

Total	$16,238,424	$	$	$16,238,424

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2008 and December 31, 2007 are as follows:

	2008	2007

The Procter & Gamble Company common stock - 159,599.45 and 149,543.79 shares, respectively (1)	$9,866,438	$10,979,505
Oakmark Equity & Income Fund I - 87,536.82 and 80,098.20 units, respectively	1,887,294	2,153,040
Royce Low Priced Stock Fund - 96,226.19 and 84,585.01 units, respectively	881,432	1,250,166
Barclays Global Investor S&P 500 Stock Fund - 17,155.90 and 16,240.26 units, respectively	1,850,264	2,849,678
Fidelity Diversified International Fund - 26,578.16 units	-	1,060,469

(1) Nonparticipant directed and represents a party-in-interest to the Plan.

During the years ended December 31, 2008 and December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007

Common stock	$(1,774,422)	$1,365,105
Common collective trust fund	-	93,003
Mutual funds	(2,553,396)	(28,208)
Net (depreciation) appreciation in fair value of investments	$(4,327,818)	$1,429,900

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (the common stock of The Procter & Gamble Company) as of December 31, 2008 and December 31, 2007, and for the years then ended are as follows:

	2008	2007

Net assets - The Procter & Gamble Company common stock	$9,866,438	$10,979,505

Changes in net assets
Contributions	$838,863	$827,835
Net (depreciation) appreciation in fair value of investments	(1,768,118)	1,362,761
Dividends	237,228	199,065
Benefits paid to participants	(364,930)	(486,253)
Net transfer to participant-directed investments	(56,065)	(142,153)
Other disbursements	(45)	(6,674)

Net change	(1,113,067)	1,754,581

The Procter & Gamble Company common stock - beginning of year	10,979,505	9,224,924

The Procter & Gamble Company common stock - end of year	$9,866,438	$10,979,505

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan, and interest bearing deposits with JP Morgan Chase Bank and Banco Popular de Puerto Rico, the trustee and custodian, respectively, as defined by the Plan. JP Morgan Retirement Plan Services performs record keeping and administrative services for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were not significant for the years ended December 31, 2008 and December 31, 2007.

At December 31, 2008 and December 31, 2007, the Plan held 159,599.45 and 149,543.79 shares, respectively, of common stock of The Procter & Gamble Company (the ultimate parent of the Companies), with a cost basis of $7,941,702 and $7,163,560, respectively. Related dividend income for the years ended December 31, 2008 and December 31, 2007, amounted to $237,228 and $199,065, respectively.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

8.	INCOME TAXES

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code (PRIRC), as amended. The Plan is not qualified under Section 401(a) of the U.S Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

		Description of
Identity of Issue		Investment	Cost	Fair Value

The Procter & Gamble Company	*	Common stock	$ 7,941,702	$ 9,866,438

The J.M. Smucker Company		Common stock	**	36,282

Oakmark Equity & Income Fund I		Mutual fund	**	1,887,294

Royce Low Priced Stock Fund		Mutual fund	**	881,432

JP Morgan Prime Money Market
Fund	*	Mutual fund	**	588,710

Pimco Total Return Institutional Fund		Mutual fund	**	532,996

Fidelity Diversified International Fund		Mutual fund	**	587,018

Barclays Global Investor S&P 500 Stock
Fund		Mutual fund	**	1,850,264

JP Morgan Chase Bank	*	Deposit	**	5,599

Banco Popular de P.R.		Time Deposit open account
(Time Deposit)	*	(variable interest rate 5.02%)	**	2,391

Total				$ 16,238,424

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS:
Current
Value of
					Asset on	Net
	Number of	Purchase	Sales	Cost of	Transaction	Gain
Description of Asset	Transactions	Amount	Amount	Asset	Date	on Sale

The Procter & Gamble
Company common stock *	48	$1,170,974		$$1,170,974	$1,170,974	$

* Party-in-interest.